SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4881

Avon Personal Savings Account Plan

1345 Avenue of the Americas, New York, N.Y. 10105-0196

(Full title and address of the plan)

AVON PRODUCTS, INC.

1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

REQUIRED INFORMATION

(a)	Financial Statements and Schedules

In accordance with the instructions to this Form 11-K, the financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23.1	Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Avon Personal Savings Account Plan

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

Avon Personal Savings Account Plan

Index

December 31, 2008 and 2007

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Board of Avon Products, Inc.

Fiduciary of the Avon Personal Savings Account Plan and

Plan Participants of the Avon Personal Savings Account Plan

We have audited the accompanying statement of net assets available for benefits of the Avon Personal Savings Account Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in the net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 24, 2009

Report of Independent Registered Public Accounting Firm

To the Retirement Board of Avon Products, Inc.

Fiduciary of the Avon Personal Savings Account Plan and

Plan Participants of the Avon Personal Savings Account Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Avon Personal Savings Account Plan (the “Plan”) at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 17, 2008

Avon Personal Savings Account Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

(in thousands of dollars)	2008	2007
Assets
Investments (Notes 3 and 4)
Avon Common Stock Fund	$129,820	$222,043
Northern Trust S&P 500 Index (common/collective trust)	35,478	63,026
JP Morgan Fleming Stable Value Fund (common/collective trust)	109,204	109,889
Mutual funds	154,265	242,235
Participant loans	9,589	10,294

Total investments at fair value	438,356	647,487
Employee receivable	1	—

Net assets available for benefits at fair value	438,357	647,487
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,948	3,307

Net assets available for benefits at contract value	$453,305	$650,794

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

(in thousands of dollars)
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(185,832)
Dividends	4,251
Interest	12,831
Other income	450

Total investment loss	(168,300)

Contributions
Participant	27,667
Rollovers	3,810
Employer	12,973

Total contributions	44,450

Total	(123,850)

Benefits paid to participants	72,739
Administrative expenses	900

Total	73,639

Net decrease in net assets available for benefits	(197,489)

Net assets available for benefits
Beginning of year	650,794

End of year	$453,305

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

1.	Summary of Plan

The following description of Avon Personal Savings Account Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for more complete information. Avon Products, Inc. (“Avon” or the “Company”) is the administrator of the Plan (the “Plan Administrator”).

General

The Plan is a defined contribution plan covering all full-time employees of the Company from their date of hire and all part-time employees once they have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated on December 21, 2007 effective as of January 1, 2008: (1) to strengthen Avon’s protections against retroactive reclassification of employees; (2) to conform certain language with required Internal Revenue Code (“Code”) Section 409A amendments made to the Avon Products, Inc. Deferred Compensation Plan; (3) to clarify how installments are paid from the Plan; (4) to broaden the authority of the Retirement Board to interpret the Plan; and (5) to make certain required amendments under the Pension Protection Act of 2006. The Plan was amended on October 2, 2008, effective as of January 1, 2009, to eliminate an automatic election from pre-tax to after-tax participant contributions after the Internal Revenue Code 402(g) limit had been attained in any calendar year. The Plan was amended on December 16, 2008, effective January 1, 2009, to limit total pre-tax catch-up contributions to no more than 50% of total compensation.

Contributions

Participants may contribute into the Plan from one percent to 25 percent of qualified compensation as defined by the Plan. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof. Effective January 1, 2009, participants who will be age 50 during the plan year may contribute from one percent to 50 percent of qualified compensation as defined by the Plan.

Effective January 1, 2007, participants are no longer eligible to contribute to the Plan while receiving disability payments.

Avon currently makes contributions at a rate of $1.00 for every $1.00 of participant contributions up to the first three percent of eligible compensation, and $.50 for each $1.00 contributed from four percent to six percent of eligible compensation. These matching contributions are initially invested in Avon common stock.

Effective January 1, 2007, Avon eliminated all diversification restrictions in the Plan. The Plan provides that all participants can diversify Avon’s matching contributions at any time, regardless of length of participation or age and service.

In accordance with the provisions of Section 415 of the Code, the annual additions (generally employer and participant contributions) to a participant’s account may not exceed the lesser of: (a) $46,000 in 2008 and $45,000 in 2007, or (b) 100 percent of a participant’s compensation. In addition, the amount a participant can contribute on a before-tax basis was limited to $15,500 in 2008 and in 2007.

Eligible participants age 50 or over are allowed to make additional catch-up contributions, so long as they have met the annual contribution limit. In 2008 and 2007, an additional $5,000 could be contributed on a before-tax basis once the annual limit was reached for a total before-tax contribution of $20,500 in 2008 and in 2007.

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing or savings plan). These contributions are accepted subject to the consent of the Plan Administrator. Any such rollovers will become part of the participant’s account but will not be entitled to any employer matching contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and receives an allocation of: (a) the Company’s contribution; (b) Plan earnings; and (c) administrative expenses. Allocations of administrative expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in participant and Company matching contributions.

Investments

Each participant may direct the investment of all of their contributions into various investment options offered by the Plan.

Payment of Benefits

Upon termination of employment, participants receive their account balances as soon as practicable. Terminated participants who have an account balance in excess of $1,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 65. A ten percent tax is imposed by the Code, in addition to the regular income tax, on a participant for certain withdrawals, other than rollovers made before the Plan participant reaches 59-1/2 years of age.

Participant Loans

The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant must be a current employee and must not have another loan outstanding from their account. The maximum amount of any loan to an individual is the lesser of: (a) $50,000 reduced by the highest outstanding loan balance in the last 12 months or (b) one-half of the current value of the vested balance of the participant’s account in the Plan. The minimum loan amount is $1,000. Interest is charged at one percent above prime rate. Once determined, the interest rate is fixed for the duration of the loan.

Repayment periods generally range from one to five years, with a ten-year maximum repayment period for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant’s account. Repayment of the entire balance is permitted at any time.

2.	New Accounting Standards

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Account Statements (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”), with the exception of the application of the statement to non-recurring, nonfinancial assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. The adoption of these provisions of SFAS 157 did not have a material impact on the Plan’s financial statements. The Plan has adopted the provisions of SFAS 157 as it relates to nonrecurring, non-financial assets and liabilities effective January 1, 2009. The adoption of these provisions of SFAS 157 will not have a material impact on the Plan’s financial statements.

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

3.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers a number of investment options including the Avon Stock Fund, which invests in the common stock of Avon Products, Inc. and a variety of pooled investment funds, some of which are registered investment companies. The Plan’s investment options provide exposure to U.S. equities, international equities, futures, fixed income securities, stable value investments and derivative contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable to expect that changes in the values of investment securities will occur and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Avon Stock Fund, which invests in the common stock of Avon Products, Inc.

Valuation of Investments

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The Avon Stock Fund is unitized and is valued at the net asset value as determined by the custodian on the last day of the Plan year. The majority of the Avon Stock Fund consists of common stock which is valued based on quoted market prices. Common/collective trusts are stated at fair value based on net asset value as determined by the investment manager on the last day of the Plan year. Participant loans are valued at cost, which does not differ materially from fair value. The net depreciation or appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2008.

Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.

Investment Contracts

The Plan entered into benefit-responsive investment contracts, such as synthetic guarantee investment contracts (“wrapper”), through the Stable Value Fund (the “Fund”) with various third parties. The contract value, as reported to the Plan by various third parties, represents contributions made to the investment, plus earnings, less participant withdrawals and administrative expenses. The contracts permit up to 20% of the Fund to be redeemed in a given year for Plan sponsor initiated events. The wrapper issuers are contractually obligated to repay principal and a specified interest rate that is

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

guaranteed by the Plan. There are no events known to the Plan Administrator which are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrapper contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances, including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager or failure by these same parties to meet material obligations under the contracts, or other similar type of events.

A synthetic guarantee investment contract provides for a fixed return on principal over a specified period of time, e.g. monthly crediting rate, through fully benefit-responsive wrapper contracts issued by third parties, which are backed by underlying assets owned by the Plan, principally the JPMorgan Intermediate Bond Fund. The wrapper value provided by third parties represents the amount by which the value of the investment contracts are greater than the value of the underlying assets.

The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter, but not less than zero.

	As of December 31, 2008
(in thousands of dollars)	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
JPMorgan Intermediate Bond Fund		$99,335	$—	$99,335
JPMorgan Liquidity Fund		9,138	—	9,138
U.S. Treasury N/B		522	—	522
Wrapper – IXIS Capital Markets	A+	—	5,051	5,051
Wrapper – State Street Bank	AA	77	4,977	5,054
Wrapper – Monumental Life Insurance	AA	132	4,920	5,052

Totals		$109,204	$14,948	$124,152

	As of December 31, 2007
(in thousands of dollars)	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
JPMorgan Intermediate Bond Fund		$107,527	$—	$107,527
JPMorgan Liquidity Fund		2,178	—	2,178
U.S. Treasury N/B		184	—	184
Wrapper – IXIS Capital Markets	AAA	—	1,102	1,102
Wrapper– State Street Bank	AA	—	1,102	1,102
Wrapper– Monumental Life Insurance	AA	—	1,103	1,103

Totals		$109,889	$3,307	$113,196

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

The average yield based on actual earnings was 6.49 percent and 6.66 percent at December 31, 2008 and 2007, respectively. The average yield based on interest rate credited to participants was 2.98 percent and 5.24 percent at December 31, 2008 and 2007, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Costs

Administrative expenses, including Trustee, recordkeeping expenses and audit fees, are paid by the Plan. Certain other administrative fees are paid by Avon. Each fund bears its own applicable expenses for investment management fees.

4.	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2008 and 2007:

(in thousands of dollars)	2008	2007
Avon Common Stock Fund	$129,820	$222,043
JPMorgan Fleming Stable Value Fund	124,152	113,196
Northern Trust S&P 500 Index	35,478	63,026
American Century Growth Fund	30,544	53,736
PIMCO Total Return Fund	30,546	—
Columbia Acorn International Fund		41,136
Fidelity Diversified International Fund		42,754

During the year ended December 31, 2008, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

(in thousands of dollars)	2008
Mutual funds	$(85,782)
Avon Common Stock Fund	(77,832)
Common/collective trusts	(22,218)

Net depreciation in fair value of investments	$(185,832)

Assets Measured at Fair Value

The Plan adopted SFAS 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring, nonfinancial assets and liabilities which became effective January 1, 2009. The adoption of SFAS 157 did not have a material impact on the Plan’s fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3 – Unobservable inputs based on the Plan Administrator’s assumptions.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation methodologies described in Note 3 were used for assets measured at fair value.

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock Fund	$—	$129,820	$—	$129,820
Northern Trust S&P 500 Index		35,478		35,478
JP Morgan Fleming Stable Value Fund		109,204		109,204
Mutual funds	154,265			154,265
Participant loans			9,589	9,589

Totals	$154,265	$274,502	$9,589	$438,356

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

(in thousands of dollars)
Participant loans, beginning of year	$10,294

Net borrowings and principal repayments	(705)

Participant loans, end of year	$9,589

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

5.	Nonparticipant-directed Investments

The following tables present information about the net assets available for benefits at December 31, 2008 and 2007 and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments for the year ended December 31, 2008:

(in thousands of dollars)	2008	2007
Net assets
Avon Common Stock Fund	$—	$—

(in thousands of dollars)	2008
Changes in net assets
Employer contributions	$12,973
Transfers to participant-directed investments	(12,973)

$—

6.	Plan Termination

Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part (including reducing or eliminating the Avon matching contributions), at any time by action of the Board of Directors of Avon. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including all employer contributions.

The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon continued qualification of the Plan and any amendments under the Code, the continued deductibility under Section 404 of the Code of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

7.	Tax Status

The Plan obtained its latest determination letter on April 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed, and to the best of their knowledge, being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by JPMorgan Chase Bank, the trustee of the Plan as defined by the Plan and therefore those transactions qualify as party-in-interest transactions. The Plan invests in Avon Products, Inc. common stock which is exempt from the party-in-interest transaction prohibition of ERISA. Participant loans are also considered party-in-interest transactions.

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2008

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets at December 31, 2008 and 2007 and the net decrease in net assets available for benefits for the year ended December 31, 2008 per the financial statements to Form 5500:

(in thousands of dollars)	2008	2007
Net assets available for benefits at contract value per the financial statement	$453,305	$650,794

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,948)	(3,307)

Net assets per Form 5500	$438,357	$647,487

Net decrease in net assets available for benefits per the financial statement	$(197,489)

Adjustment of investment contracts to fair value	(11,641)

Net loss per Form 5500	$(209,130)

10.	Nonexempt transactions

As reported on the supplemental schedule of delinquent participant contributions, a certain Plan contribution associated with participant withholdings for one individual 2008 payroll was remitted to the Plan within the maximum time period allowable as specified by 29 CFR 2510.3-102 of the Department of Labor’s Rules and Regulations for reporting under ERISA; however, it was not remitted to the Plan as of the earliest date on which the contribution could reasonably be segregated from the Company’s general assets, as required by 29 CFR 2510.3-102. This constitutes a nonexempt transaction between the Plan and the Company for the year ended December 31, 2008.

Avon Personal Savings Account Plan	EIN 13-0544597
Schedule of Delinquent Participant Contributions	Plan# 003
Schedule H, Line 4(a)
Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$387,842	$387,842

See Report of Independent Registered Public Accounting Firm.

Avon Personal Savings Account Plan	EIN 13-0544597
Schedule H, Line 4(i) – Schedule of Assets (Held at end of Year)	Plan# 003
December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
*	Avon Common Stock Fund	Common stock	**	$129,819,730

	American Century Growth Fund	Mutual funds	**	30,544,327
	Columbia Acorn International Fund	Mutual funds	**	21,382,538
	Fidelity Diversified International Fund	Mutual funds	**	19,860,085
	Neuberger & Berman Socially
	Responsive Trust	Mutual funds	**	4,494,469
	PIMCO Total Return Fund	Mutual funds	**	30,545,784
	T. Rowe Price Equity Income Fund	Mutual funds	**	9,653,080
	T. Rowe Price Mid-Cap Fund	Mutual funds	**	8,987,881
	Tweedy, Browne Global Value Fund	Mutual funds	**	4,772,822
	Vanguard Explorer Fund	Mutual funds	**	3,122,965
	Vanguard Small Cap Value Index Fund	Mutual funds	**	3,418,235
	Vanguard Target Retirement Income Fund	Mutual funds	**	3,239,828
	Vanguard Target Retirement Fund 2005	Mutual funds	**	68,898
	Vanguard Target Retirement Fund 2010	Mutual funds	**	3,431,645
	Vanguard Target Retirement Fund 2015	Mutual funds	**	2,651,853
	Vanguard Target Retirement Fund 2020	Mutual funds	**	3,822,241
	Vanguard Target Retirement Fund 2025	Mutual funds	**	502,396
	Vanguard Target Retirement Fund 2030	Mutual funds	**	2,127,036
	Vanguard Target Retirement Fund 2035	Mutual funds	**	114,941
	Vanguard Target Retirement Fund 2040	Mutual funds	**	1,452,151
	Vanguard Target Retirement Fund 2045	Mutual funds	**	51,209
	Vanguard Target Retirement Fund 2050	Mutual funds	**	20,916

	Total mutual funds			154,265,300

*	JPMorgan Intermediate Bond Fund	Common/collective trust	**	99,335,064
*	JPMorgan Liquidity Fund	Common/collective trust	**	9,138,469
*	U.S. Treasury N/B	U. S. Treasury N/B	**	522,217
	Aegon	Wrapper	**	131,844
	State Street Bank	Wrapper	**	76,892

	Total JPMorgan Fleming Stable Value Fund			109,204,486
	Northern Trust S&P 500 Index	Common/collective trust	**	35,478,084
*	Participant loans	Interest rates ranging from 5% to 10.5% with maturity dates from periods after December 31, 2008 to September 2, 2018	—	9,588,840

	Total			$438,356,440

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed funds.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer the Avon Personal Savings Account Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avon Personal Savings Account Plan
(Name of Plan)
Date: June 24, 2009
/s/ Richard J. Valone
Richard J. Valone
Vice President & Treasurer